Viewbix Inc.

3 Hanehoshet St, Building B, 7th Floor

Tel Aviv, Israel 6971068

August 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Matthew Derby

Re:	Viewbix Inc.
Registration Statement on Form S-1
Filed July 31, 2024
File No. 333-281143

Dear Mr. Derby:

Viewbix Inc. hereby amends the Registration Statement on Form S-1 (File No. 333-281143) previously filed on July 31, 2024, to add the following language to the cover page:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

We thank the Staff for its review of the foregoing. If you have any questions or require additional information, please call our attorney David Huberman at 312-364-1633, of Greenberg Traurig, P.A.

Very truly yours,

VIEWBIX INC.

By:	/s/ Amihay Hadad
Amihay Hadad, Chief Executive Officer